Exhibit 12.1

Equinix, Inc.

Computation of Consolidated Ratio of Earnings to Fixed Charges

(in thousands)

	Years ended December 31,					Pro forma(1)
	2008	2009	2010	2011	2012	2012
Earnings:
Income (loss) from continuing operations before income taxes	$20,305	$109,028	$48,775	$129,052	$196,479	$96,345
Fixed charges:
Interest expense	61,677	74,232	140,475	181,303	200,328	194,000
Amortization of capitalized interest	1,650	1,936	2,186	2,771	3,851	3,851
Interest factor on operating leases	15,110	18,408	29,631	33,536	34,001	34,001

Subtotal	78,437	94,576	172,292	217,610	238,180	231,852

Total Earnings	$98,742	$203,604	$221,067	$346,662	$434,659	$328,197

Fixed Charges:
Fixed charges:
Interest expense	$61,677	$74,232	$140,475	$181,303	$200,328	$194,000
Capitalized interest	7,946	12,853	10,349	13,578	30,643	30,643
Interest factor on operating leases	15,110	18,408	29,631	33,536	34,001	34,001

Total Fixed Charges	$84,733	$105,493	$180,455	$228,417	$264,972	$258,644

Ratio of Earnings to Fixed Charges	1.2x	1.9x	1.2x	1.5x	1.6x	1.3x

(1)	Pro forma ratio of earnings to fixed charges gives effect to the sale of the notes and the application of the net proceeds therefrom to redeem our outstanding 8.125% Senior Notes due 2018.